Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 8, 2015

VIA EDGAR

CONFIDENTIAL

Mr. Ronald E. Alper

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	vTv Therapeutics Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit the accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2015, and as amended on June 19, 2015 and July 1, 2015 (File No. 333-204951), relating to the registration of up to 8,984,375 shares (including shares subject to the underwriters’ option to purchase additional shares) of the Company’s Class A common stock, par value $0.01 per share.  The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary price range for the Company’s Class A common stock, certain information previously left blank in the Registration Statement that is derived from such price range, pro forma financial information, certain changes to the risk factors and use of proceeds in response to comments received from the Staff of the Commission and certain other changes.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee
Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe vTv Therapeutics Inc. Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP